1 * KW 3/24/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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14049426

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 14 2014
Washington DC
404

| SEC FILE NUMBER | |
|---|---|
| 8 - | 44783 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LYSTER WATSON SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE, 34TH FLOOR
(No. and Street)

| NEW YORK | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN DANNEELS 212-841-6810
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name -- *if individual, state last, first, middle name*)

| 4 Becker Farm Road | Roseland | NJ | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/25

# OATH OR AFFIRMATION

I, ALAN DANNEELS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LYSTER WATSON SECURITIES, INC., as of December 31 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

CFO & COO

Title

Notary Public

BARBARA AROCHO
NOTARY
NO. 01AR6141766
QUALIFIED IN
QUEENS COUNTY
COMM. EXP.
02/27/2018
PUBLIC
STATE OF NEW YORK

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

# Independent Auditor's Report

To the Board of Directors
Lyster Watson Securities, Inc.

We have audited the accompanying financial statements of Lyster Watson Securities, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lyster Watson Securities, Inc. as of December 31, 2013, and its results of operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

*Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

Roseland, New Jersey
March 13, 2014

## Lyster Watson Securities, Inc.

## Statement of Financial Condition
## December 31, 2013

### Assets

| | |
|---|---|
| Cash and cash equivalents | $ 781,137 |
| Referral fees receivable | 640,901 |
| Prepaid expenses | 6,155 |
| Due from affiliate | 1,231 |
| Total | $ 1,429,424 |

### Liabilities and Stockholders' Equity

| | |
|---|---|
| Liabilities: | |
| Referral fees payable | $ 64,102 |
| Accrued expenses | 58,908 |
| Deferred tax liability, net | 46,466 |
| Total liabilities | 169,476 |
| Commitments | |
| Stockholders' equity: | |
| Common stock, par value $.01 per share; 10,000 shares authorized; 200 shares issued and outstanding | 2 |
| Additional paid-in capital | 991,287 |
| Treasury stock at cost | (16,640) |
| Retained earnings | 285,299 |
| Total stockholders' equity | 1,259,948 |
| Total | $ 1,429,424 |

See Notes to Financial Statements.

## Notes to Financial Statements

### Note 1 - Organization and summary of significant accounting policies:

#### Organization:

Lyster Watson Securities, Inc. (the "Company") was incorporated in Delaware on January 22, 1992. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i).

The Company derives its revenues primarily from referral fees from hedge fund managers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

#### Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

#### Referral fees:

The Company derives referral fee revenues from the introduction of accredited investors or qualified purchasers to hedge fund managers unaffiliated with the Company or any of its affiliates. The Company has agreements with various hedge fund managers to receive a portion of the hedge fund manager's management and/or performance fees based on assets the Company has placed with the hedge fund manager. These fees are recorded on the accrual basis when earned on a periodic basis, the Company evaluates its referral fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions.

The Company incurs fees to other individuals or entities which assisted in placing assets with the hedge fund manager.

#### Cash equivalents:

Investments in money market funds are classified as cash equivalents.

#### Concentration risks:

##### Cash:

The Company places its cash with high credit quality financial institutions. At times, such amounts exceed the current insured amount under the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2013, the Company's cash balances exceeded the balance insured by the FDIC by $532,055.

**Major customers:**

During 2013, the Company earned 81% of its revenue from three hedge fund managers.

**Income taxes:**

The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code and Section 660 Article 22 of New York State Tax Law. Under these sections, corporate income, in general, is taxable to the stockholders in proportion to their respective interests. The City of New York does not recognize "S" Corporations for income tax reporting purposes.

The Company accounts for city income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company has no unrecognized tax benefits at December 31, 2013. The Company's U.S. Federal, state and city income tax returns prior to fiscal year 2010 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2013.

**Subsequent events:**

The Company has evaluated subsequent events through the date the financial statements were issued.

**Note 2 - Related party transactions:**

The Company is party to an Administrative Service Agreement with Lyster Watson Management, Inc. (the "Affiliate") for which certain expenses are allocated between the Company and the Affiliate. Such expenses include professional fees, occupancy and related rent expenses (net of sublease income) and general and administrative expenses reflected in such captions on the accompanying statement of operations. The amount due from the Affiliate of $1,231 at December 31, 2013 results from these allocations. The total amount charged by the Affiliate to the Company under this agreement was $509,690 for the year ended December 31, 2013.

Effective January 1, 2013, compensation and benefits are paid by the Company. A portion (20%) of compensation and benefits for certain employees are allocated to the Affiliate. The total amount charged by the Company to the Affiliate was $59,970 for the year ended December 31, 2013.

Effective June 1, 2013, the Company entered into an agreement with the Affiliate to be allocated 50% of the occupancy and rent expenses for the remaining period of the agreement. Prior to June 1, 2013, 75% of the occupancy and rent expenses were allocated to the Company. Total occupancy and rent expense for 2013 amounted to $921,780. Future amounts to be allocated to the Company by the Affiliate under the agreement in years subsequent to December 31, 2013 are expected to be approximately $679,400 and $333,400 for 2014 and 2015 respectively.

The agreement with the Affiliate also entitles the Company to receive 50% of all sublease arrangement income after June 1, 2013. Prior to June 1, 2013, the Company received 75% of all sublease arrangement income. Total sublease arrangement income for 2013 amounted to $642,132 and is netted with occupancy and related rent expenses on the accompanying statement of operations. Future amounts to be allocated to the Company by the Affiliate under cancelable operating leases in years subsequent to December 31, 2013 are expected to be approximately $732,900 and $409,800 for 2014 and 2015 respectively.

**Note 3 - Net capital requirement:**

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $716,070 which was $707,869 in excess of its required net capital of the greater of 6-2/3% of aggregate indebtedness or $8,201 minimum dollar net capital requirement. The Company's net capital ratio was 0.17 to 1.

**Note 4 - Income taxes:**

The provision for income taxes is comprised as follows:

| | |
|---|---|
| Current | $6,439 |
| Deferred | 13,609 |
| Total | $20,048 |

Net deferred tax liability is comprised as follows:

| | |
|---|---|
| Deferred tax liability | $(57,353) |
| Deferred tax assets | 39,172 |
| Valuation allowance | (28,285) |
| Net deferred tax assets | 10,887 |
| Deferred tax liability, net | $(46,466) |

Deferred tax assets are primarily attributable to contribution carryforwards. The deferred tax liability is attributable to the difference between accrual basis income (loss) and the cash basis income (loss) used for tax purposes. The current provision consists primarily of an adjustment for a prior year underaccrual of New York City taxes which was not a significant amount.

**Note 5 - Shareholder agreement:**

In 2007, the Company amended and restated its existing shareholder agreement. The agreement provides that upon termination of employment, service or death of a shareholder or other events, as defined, such shareholder (or the shareholder's estate) shall have the right to sell its shares to the remaining shareholders. The selling price of the shares is based upon a formula based upon assets under management.

**Note 6 - Treasury stock:**

In December 2013, the Board of Directors authorized the Company to repurchase the common stock from minority shareholders. During the fourth quarter 2013, the Company repurchased 4.93 shares at an aggregate cost of $16,640. These treasury stock shares may be canceled upon approval of the Board of Directors.

**Note 7 - Subsequent event:**

The Board of Directors authorized a $100,000 capital distribution effective January 24, 2014.